UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Applications for Certification of Class Actions due to the Collapse of the Dike at Rotem

Item 1

Applications for Certification of Class Actions due to the Collapse of the Dike at Rotem

The Company hereby reports today that on July 9, 2017 its subsidiary, Rotem Amfert Negev Ltd. (“Rotem”) was served an application for certification of a class action against Rotem, filed with the Beer Sheva District Court, as well as an additional application for certification of a class action against Rotem and against the Company, filed with the Tel Aviv District Court. The Applicants in both applications allege that, as a result of the collapse of the dike in Rotem’s evaporation pond, the Ashalim stream and its surroundings were polluted, and hence Rotem (and, as alleged in the second application, also the Company) have breached various provisions of environmental protection laws, including the provisions of the Law for Prevention of Environmental Hazards and the Water Law, as well as provisions of the Tort Ordinance – breach of statutory duty and negligence.

Pursuant to the first application, the Court was requested to instruct Rotem to rectify the harm caused by its omissions in order to prevent recurrence of the hazard caused, and also to grant financial remedy for non-pecuniary injury caused to the members of the represented class. The said financial remedy was not defined; however, according to the Applicant, the amount of the personal claim is ILS 1,000, and all residents of the State of Israel, 8.68 million people, are included within the represented class.

Pursuant to the second application, the Court was requested to grant financial remedy at an amount of no less than ILS 250 million, and in parallel, to order payment of damages to each and every member of the represented class, being all the residents of the State of Israel, at the amount of ILS 2,000, for non-pecuniary injury. The Court was also requested to instruct Rotem and the Company to comply with the provisions of the law and rules promulgated thereunder.

The Company is studying the applications and considering its legal steps. In light of the very preliminary stages thereof and in light of very few similar precedents, it is difficult to estimate the outcomes at this juncture.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: July 10, 2017